UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Announces Second Quarter 2021 Operational Update

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES SECOND QUARTER 2021 OPERATIONAL UPDATE

STRONG FREE CASH FLOW FROM PROFITABLE LOW-BREAKEVEN PRODUCTION

Bogota, Colombia – July 22, 2021 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Ecuador, Chile, Brazil, and Argentina, today announced its operational update for the three-month period ended June 30, 2021 (“2Q2021”).

All figures are expressed in US Dollars. Growth comparisons refer to the same period of the prior year, except when otherwise specified.

Highlights

Oil and Gas Production and Operations

•	Consolidated oil and gas production of 36,489 boepd, impacted by managed curtailments due to extensive protests and demonstrations that affected overall logistics throughout Colombia[1]

•	Production restored by the end of 2Q2021, with GeoPark currently producing 38,000-39,000 boepd

•	Drilling and field operations normalized by the end of 2Q2021 and currently fully active with three operated drilling rigs and three workover rigs in Colombia

Ongoing Operations and Revised 2021 Guidance

•	Full-year 2021 average production has been revised to 38,000-40,000 boepd with a work program of $125-140 million and operating netbacks of $340-390 million (assuming Brent at $60-65 per bbl)[2]

•	2H2021 production is expected to average 39,000-42,000 boepd (excluding the potential production from the 2H2021 exploration drilling program)

•	2H2021 drilling program includes exploration prospects in the CPO-5 (GeoPark non-operated, 30% WI) and Llanos 94 (GeoPark non-operated, 50% WI) blocks

•	Flexible work program, quickly adaptable to any oil price scenario

Debt Reduction and Cost Savings

•	Strategic first phase deleveraging process executed in April 2021, resulting in significant debt reduction with extended maturities and lower cost of debt

•	$85 million of cash & cash equivalents as of June 30, 2021[3]

•	Long-term financial debt maturity profile with no principal payments until September 2024

ESG+ Actions

•	National electric grid connection and PV solar projects currently underway to continue improving industry-leading cost and carbon footprint performance in the Llanos 34 block (GeoPark operated, 45% WI)

•	Currently developing strategic medium and long-term greenhouse gas reduction policy

•	GeoPark’s annual sustainability report (SPEED/ESG 2020 report) to be published in August 2021

Corporate Governance Strengthening

•	Shareholders reelected all GeoPark directors at the AGM[4] held on July 15, 2021, with every director receiving at least 70% of the shares voted

•	Newly appointed Independent Chair of the Board, Ms. Sylvia Escovar

•	GeoPark’s Board composed of a majority of independent directors and key committees consist solely of independent directors (Nomination and Corporate Governance, Audit, and Compensation committees)

1 Please refer to the Company’s releases on May 17, June 1, and July 1, 2021.

2 Brent price assumption from July to December 2021, assuming $3-4/bbl Vasconia-Brent differential.

3 Unaudited.

4 Annual General Meeting.

Returning Cash and Value to Shareholders

•	Quarterly Dividend of $0.0205 per share ($1.25 million), paid on April 13, 2021

•	Quarterly Dividend of $0.0205 per share ($1.25 million), paid on May 28, 2021

•	Resumed discretionary share buyback program, having acquired 241,927 shares for $2.9 million since November 6, 2020, while executing self-funded and flexible work programs, and paying down debt

Ongoing Portfolio Restructuring

•	Peru: Executed agreement to transfer the Morona block contract and operatorship to Petroperu

•	Brazil: Manati gas field divestment process expected to close by the end of 2021

•	Brazil: REC-T-128 block farm-out closed during May 2021

•	Argentina: initiated a process during May 2021 to evaluate farm-out/divestment opportunities

•	Asset management restructuring initiative providing G&A, OPEX and other cost improvements

REVISED 2021 GUIDANCE

As announced on May 17, June 1 and July 1, extensive protests and demonstrations across Colombia affected overall logistics and supply chains, restricting GeoPark’s crude oil transportation, drilling and the mobilization of personnel, equipment, and supplies. These events caused the Company and its joint venture partners to manage production curtailments and to temporarily suspend or delay drilling and maintenance activities.

Operations normalized by the end of 2Q2021 and GeoPark is currently producing 38,000-39,000 boepd, with 2H2021 production expected to average 39,000-42,000 boepd.

Revised 2021 production guidance of 38,000-40,000 average boepd (from previous 41,000-43,000 boepd) results from production curtailments during 2Q2021 related to extensive protests in Colombia (which account for approximately 800-1,000 boepd of the revised estimate), delays in the execution of certain maintenance and capital expenditure projects (mainly in the Platanillo and CPO-5 blocks) and to a lesser extent, due to a combination of field and well performance, including higher downtime due to floods temporarily affecting surface facilities and electrical system failures in the Llanos 34 block.

Delayed maintenance and drilling activities in the Platanillo block were mainly caused by the blockades in Colombia. In the CPO-5 block, the operator has delayed the spud of the Indico 4 development well to 4Q2021 (originally scheduled for June 2021), targeting drilling of 2-3 wells during 2021 (from previous 5-6 wells, with the remaining 2-3 wells expected to be spudded in 1Q2022).

Capital expenditures have been revised down to $125-140 million (from $130-150 million), which will compensate a significant portion of the lower operating netbacks that results from lower production and thus reducing its impact on free cash flow.

The table below provides further details about GeoPark’s revised 2021 guidance compared to its previous guidance.

	July 22, 2021 Revision	Previous Guidance
Brent Assumption ($ per bbl)	$60-65[5]	$50-55
2021 Average Production (boepd)	38,000-40,000	41,000-43,000
2021 Operating Netback[6]	340-390 million	330-370 million
2021 Capital Expenditures	125-140 million	130-150 million
Operating Netback/Capital Expenditure Ratio[7]	2.7 times	2.6 times

5 Brent assumption from July to December 2021.

6 Assuming a Brent to Vasconia differential averaging $3-4 per bbl in 2H2021.

7 Ratio calculated using the middle point of operating netback and capital expenditures.

Breakdown of Quarterly Production by Country

The following table shows production figures for 2Q2021, as compared to 2Q2020:

	2Q2021			2Q2020
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	29,571	29,333	1,428	31,072	-5%
Chile	2,584	284	13,800	3,101	-17%
Brazil	2,080	29	12,306	679	206%
Argentina	2,254	1,316	5,628	2,060	9%
Total	36,489	30,962	33,162	36,912	-1%
a)	Includes royalties paid in kind in Colombia for approximately 1,245 bopd in 2Q2021. No royalties were paid in kind in Brazil, Chile, or Argentina.

Quarterly Production Evolution

(boepd)	2Q2021	1Q2021	4Q2020	3Q2020	2Q2020
Colombia	29,571	31,455	31,858	31,297	31,072
Chile	2,584	2,491	3,133	3,610	3,101
Brazil	2,080	1,984	2,167	1,581	679
Argentina	2,254	2,201	2,146	2,357	2,060
Total	36,489	38,131	39,304	38,845	36,912
Oil	30,962	32,877	33,238	32,875	32,504
Gas	5,527	5,254	6,065	5,970	4,408

Oil and Gas Production Update

Consolidated:

Oil and gas production in 2Q2021 decreased by 1% to 36,489 boepd from 36,912 boepd in 2Q2020, mainly resulting from lower oil and gas production in Colombia and Chile, partially offset by increased production in Brazil and Argentina.

Oil represented 85% and 88% of total reported production in 2Q2021 and 2Q2020, respectively.

Colombia:

Average net oil and gas production in Colombia decreased by 5% to 29,571 boepd in 2Q2021 compared to 31,072 boepd in 2Q2020.

GeoPark’s 2Q2021 production in Colombia was affected by extensive protests and demonstrations that affected overall logistics, restricting the Company’s crude oil transportation, drilling and the mobilization of personnel, equipment, and supplies, causing the Company to manage production curtailments that started in early May and normalized towards the end of June.

Oil and gas production in main blocks in Colombia was as follows:

•	Llanos 34 block net average production was 24,515 bopd in 2Q2021 and current production is approximately 25,000 bopd (or 56,000 bopd gross)

•	CPO-5 block net average production was 3,445 bopd (or 11,483 bopd gross) in 2Q2021 and current production is approximately 3,900 bopd (or 13,000 bopd gross)

•	Platanillo block average production was 1,110 bopd in 2Q2021 and current production is approximately 2,000 bopd

Latest developments in the Llanos 34 block:

•	Three active drilling rigs expecting to spud 14-16 gross wells during 2H2021 (mainly targeting development projects in Tigana, Jacana and Tigui oil fields)

•	Environmental impact studies and other preliminary works underway to connect the block to the national power grid, expected to be operational by the end of 2022

•	Initiated engineering works for the PV solar project, expected to be operational by June 2022

•	Grid connection and PV solar projects are key drivers to continue improving the Llanos 34 block’s industry-leading cost and carbon footprint performance

Latest developments in the CPO-5 block:

•	Completed 250 sq km of 3D seismic acquisition in 2Q2021, expected to add additional leads and prospects in the central area of the block

Other activities in operated and non-operated blocks:

•	Llanos 94 block (GeoPark non-operated, 50% WI): pre-drilling activities underway in the Humea exploration prospect, spudding expected in 3Q2021

•	PUT-8 block (GeoPark operated, 50% WI): Completed 112 sq km of 3D seismic acquisition in 2Q2021. PUT-8 is adjacent to the Platanillo block in the Putumayo basin

Chile:

Average net production in Chile decreased by 17% to 2,584 boepd in 2Q2021 compared to 3,101 boepd in 2Q2020, resulting from lower gas production in the Jauke and Jauke Oeste gas fields. Maintenance and well intervention activities were carried out in Jauke Oeste, affecting gas production in 2Q2021. The production mix during 2Q2021 was 89% gas and 11% light oil (compared to 92% gas and 8% light oil in 2Q2020).

Brazil:

Average net production in Brazil increased by 206% to 2,080 boepd in 2Q2021 compared to 679 boepd in 2Q2020 due to higher gas demand in northern Brazil. The production mix during 2Q2021 was 99% natural gas and 1% oil and condensate (compared to 88% natural gas and 12% oil and condensate in 2Q2020).

Argentina:

Average net production in Argentina increased by 9% to 2,254 boepd in 2Q2021 compared to 2,060 boepd in 2Q2020. The production mix during 2Q2021 was 58% oil and 42% natural gas (compared to 61% oil and 39% natural gas in 2Q2020).

OTHER NEWS / RECENT EVENTS

Reporting Date for 2Q2021 Results Release, Conference Call and Webcast

GeoPark will report its 2Q2021 financial results on Wednesday, August 4, 2021 after the market close.

In conjunction with the 2Q2021 results press release, GeoPark management will host a conference call on August 5, 2021 at 10:00 am (Eastern Daylight Time) to discuss the 2Q2021 financial results. To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com, or by clicking below:

https://event.on24.com/wcc/r/3329548/DD55368837B5F74936B9ACBDB1945AE1

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 1 844-200-6205

International Participants: +44 208-0682-558

Passcode: 931620

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

AGM	Annual General Meeting

ANP	Brazil’s National Agency of Petroleum, Natural Gas and Biofuels

Operating netback

Revenue, less production, and operating costs (net of accrual of stock options and stock awards), selling expenses and realized portion of commodity risk management contracts. Operating netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
D&M	DeGolyer and MacNaughton
F&D costs	Finding and development costs, calculated as capital expenditures divided by the applicable net reserves additions before changes in Future Development Capital
Km	Kilometers

Mboe	Thousand barrels of oil equivalent
Mmbo	Million barrels of oil
Mmboe	Million barrels of oil equivalent
Mcfpd	Thousand cubic feet per day
Mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
PRMS	Petroleum Resources Management System

Sq km	Square Kilometer
WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated based on such rounded figures but based on such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified using forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the divestment process of the Manati gas field, engineering works for the PV solar project, the connection of the Llanos 34 block to the national electric power grid, expected production growth, expected schedule, economic recovery, payback timing, IRR, drilling activities, demand for oil and gas, oil and gas prices, capital expenditures plan, regulatory approvals, reserves and exploration resources. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption, and losses, except when specified.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them considering new information or future developments or to release publicly any revisions to these statements to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long-term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: July 22, 2021